UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2019
Commission File No.: 001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant's name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

RedHill Biopharma Ltd. (the "Company") announces the appointment of Mr. Giuseppe Cipriano to its Board of Directors until the Company's next annual general meeting, effective November 18, 2019.

Mr. Cipriano has served as the Chief Operating Officer of Cosmo SpA. (and together with its affiliates, “Cosmo”) since 2001 and as an executive board member of several Cosmo entities. Mr. Cipriano has significant experience in managing operations in the pharmaceutical industry, including personnel, manufacturing and relations with drug suppliers and licensees.

The appointment of Mr. Cipriano was made pursuant to the subscription agreement dated October 17, 2019 between Cosmo Pharmaceuticals N.V. and the Company, under which the Company agreed to grant Cosmo the right to nominate one member to the Company’s Board of Directors.

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122) and on July 24, 2019 (Registration No. 333-232776) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on February 25, 2016 (Registration No. 333-209702), on July 23, 2018 (File No. 333-226278) and on July 24, 2019 (File No. 333-232777).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(Registrant)

Date: November 21, 2019	By: /s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer

2